Exhibit 99.1

NEWS RELEASE

YAMANA GOLD AND MERIDIAN GOLD PROVIDE EXPLORATION UPDATE

Toronto, Ontario, October 16, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) and MERIDIAN GOLD INC. (TSX:MNG; NYSE:MDG) today announced a resource and exploration update at the Gualcamayo gold project in Argentina, an update on the Jacobina expansion project, and exploration updates for the El Péñon mine in Chile and the Mercedes project in Mexico.

Gualcamayo, Argentina

AIM Mineral Resources Update
Yamana is pleased to report an update on resources for the marble and skarn hosted Amelia Ines and Magdalena (AIM) satellite deposits located 1.0 and 1.5 km northwest of the main QDD deposit. The drill results received in June have been incorporated into the previous resource estimate completed in May, resulting in an increase in measured and indicated resources of 87,000 ounces and an additional 73,000 ounces of inferred resources.  Current measured and indicated resources now total 518,000 ounces of gold and inferred resources are estimated at 170,000 ounces, as detailed in the table below:

Mineral Deposit	Resource Category	Tonnes (000`s)	Grade Au (gpt)	Contained Ounces Au (000`s)
Amelia Ines	Measured Indicated Measured + Indicated Inferred	360 2,723 3,083 554	3.10 2.49 2.56 1.47	36 218 254 26
Magdalena	Measured Indicated Measured + Indicated Inferred	110 2,972 3,082 1,500	2.18 2.70 2.68 2.97	8 257 265 143
Combined AIM	Measured Indicated Measured + Indicated Inferred	467 5,697 6,164 2,054	2.89 2.59 2.61 2.57	43 475 518 170
Note: The Mineral Resources are classified as Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources and are based on CIM Standards. The Mineral Resources were estimated using a cut-off grade of 0.5 grams of gold per tonne.

The new resource model was prepared by Ron Simpson, P.Geo, from Geosim Inc., who is an independent Qualified Person as defined by National Instrument 43-101.  This new AIM resource estimate will be used to complete an AIM feasibility study by the end of the year.

Approximately 2,000 metres of infill and exploration drilling are planned at Magdalena in order to convert inferred resources to the measured and indicated categories.  At Magdalena, infill hole 07QD-459 returned 2.44 grams per tonne gold over 44.5 metres along the northern edge of the ore body.  This intersection falls within the current pit design and will increase in pit mineable ounces.

Additional drilling is planned to test the potential of a down dip extension of the high grade channel area and to test the down plunge extension of the deposit which may ultimately connect with the QDD Lower West area.

A feasibility update in regards to the mining and processing of AIM ore in addition to QDD ore is targeted by year-end.

Gualcamayo Exploration Update

Recent drilling at Gualcamayo has further defined continuity of mineralization to the west and below the current QDD pit model and has also confirmed the mineralization potential of the target 3D area, located one km to the northwest of the QDD Lower West target area (Figures 1 and 2).

The recent results from hole QD-445, 2.07 g/t Au over 186 metres, including 5.55 g/t Au over 21 metres extend the QDD Lower West zone 100 metres to the west. The follow up hole, QD-466, drilled 100 m above QD-445, returned 2.12 g/t Au over 74 m, including a higher grade core of 4.55 g/t Au over 29 metres.

In mid-September, the Company began drilling a fan of 3 to 4 holes to the south-southwest from the first drilling station at 430 metres along the underground access, in order to determine the down dip extent of the system and the possibility of similar scale dilational zones along the structure. The first underground hole, QD-473, returned 2.25 g/t Au over 125 metres, including 3.57 g/t Au over 60 metres, which enlarges the mineralized envelope at the drill section by approximately 60 metres.  Further cross cutting along strike to the west followed by step-out and definition drilling is planned to expand the mineral resources by end of 2007.

Drilling to date indicates that the QDD Lower West zone represents a large dilational zone or tensional gash with a strike length over 300 metres, minimum down dip extent of 200 metres and average thickness of 160 metres.

The most significant results from drilling at Gualcamayo, QDD Lower and 3D target areas are attached in Table 1.

Jacobina, Brazil

At Jacobina the 2007 drilling program has focused on Canavieiras, a higher grade near mine target, at Morro do Vento East and on two regional targets, Pindobaçu and Entry Point. At Canavieiras a total of 9,626 metres of diamond drilling was completed in 17 holes to infill and extend the two kilometre southern extension of the conglomerate reefs, which were discovered in 2006.  Infill holes have been drilled at approximately 50 metres spacing along 500 metres of strike length, and step out drill holes have extended the mineralization a further 100 metres down dip. The table below highlights the significant results of the new drill holes and major target areas (all true width):

•	CAN-129: 4.58 grams per tonne gold over 1.3 metres; 3.74 grams per tonne gold over 4.9 metres; 6.15 grams per tonne gold over 5.5 metres
•	CAN-130: 4.59 grams per tonne gold over 9.7 metres; 10.98 grams per tonne gold over 1.3 metres
•	CAN-136: 10.31 grams per tonne gold over 3.2 metres
•	CAN-138: 16.01 grams per tonne gold over 1.3 metres; 5.91 grams per tonne gold over 12.9 metres; 12.25 grams per tonne gold over 2.3 metres
•	CAN-142: 8.21 grams per tonne gold over 3.9 metres; 9.29 grams per tonne gold over 2.6 metres; 7.16 grams per tonne gold over 4.8 metres

Three deep holes were completed at Morro do Vento to test the extension of the Canavieiras deposit to the south. The first  hole, MVT-425, located 2.6 kilometres south of Canavieriras, returned gold values of  2.32 grams per tonne gold over 2.8 metres, 2.15 grams per tonne gold over 1.5 metres and 1.64 grams per tonne gold over 1.1 metres, starting at a depth of 230 metres. The second hole, MVT-442, located 1.6 kilometres north of MVT-425, intersected 1.28 grams per tonne gold over 5.8 metres (including 3.35 grams per tonne gold over 0.8 metres), 1.54 grams per tonne gold over 2.3 metres, and 1.91 grams per tonne gold over 1.9 metres.  The third hole is currently in progress.

The most significant results from the 2007 drilling program at Canavieiras are attached in Table 2.

At Pindobaçu, located 65 kilometres north of the Jacobina mine, 52 diamond drill holes totaling 12,074 metres have been completed to date. Gold mineralization has been traced along a strike length of 850 metres within a steeply dipping shear zone at the contact between volcanic rocks and metasediments. Current drilling has been targeting the deeper levels of the ore zone and has demonstrated that gold mineralization is continuous to a depth of at least 450 metres and is still open. Highlights from new holes at the Pindobaçu target include (all true width):

•	PB-36: 51.33 grams per tonne gold over 10.4 metres
•	PB-38: 1.88 grams per tonne gold over 2.6 metres
•	PB-39: 9.39 grams per tonne gold over 2.4 metres
•	PB-44: 3.23 grams per tonne gold over 1.8 metres
•	PB-45: 8.08 grams per tonne gold over 3.0 metres

Pindobaçu represents a significant underground mining opportunity and a source of high grade ore for the Jacobina operation.

El Peñón, Chile

In addition to the previously announced drilling results from the recently discovered high grade Bonanza vein at El Peñón, continued drilling has extended the Bonanza vein northward a further 400 metres for a minimum strike length of 800 metres.  The mineralization remains open along strike to the north and to depth.  To the south the mineralization becomes narrow at lower grades as the Bonanza vein bends to the southwest toward the Al Este vein.

Results from holes SAE0018, SBE0010 and SBE0013 continue to expand the nucleus of high grade mineralization that is open in all directions.  Hole SBE0010 returned 2.95 metres true width grading 211 grams per tonne gold and 411 grams per tonne silver and is the highest grade intersection to date at Bonanza.

Three drill rigs are now drilling at Bonanza, with an emphasis toward establishing the continuity of mineralization and extending the mineralization along strike to the north and down dip (Figure 3).

Bonanza vein drilling results are attached in Table 3.

Mercedes, Mexico

The Company is pleased to present new drilling results from the Klondike and Mercedes veins in Mexico.  Drill results from holes K07-030 to K07-051 have continued to expand the Klondike ore shoot, which has now been traced along a strike length of nearly 450 metres over a vertical range in excess of 220 metres. The core program is highlighted by hole K07-043, which intersected 3.88 grams per tonne gold and 31.5 grams per tonne silver over a true width of 55.07 metres.  Ore grade values remain open at depth, as noted in holes K07-035, (0.46 metres at 189.0 grams per tonne gold and 140.0 grams per tonne silver) and K07-044 (3.0 metres at 10.02 grams per tonne gold and 107.6 grams per tonne silver) (Figure 4).

Klondike vein drilling results are attached in Table 4.

Further drilling at the Mercedes vein tested deep extensions of the Casa Blanca and Centinela ore shoots, as well as the northwest extension of the high-grade Corona de Oro shoot.  At Corona de Oro, current drilling has extended vein mineralization over 300 metres on strike, between the 740 and 940-meter elevations.  Initial assay results confirm the presence of significant gold grades in one or more sub-parallel veins. Recent highlights from the program include 5.52 grams per tonne gold and 8.0 grams per tonne silver over a true width of 10.2 metres in hole M07-130 (740-meter elevation) and 15.89 grams per tonne gold and 49.0 grams per tonne silver over a true width of 1.1 meter in hole M07-134 (930-meter-elevation).

Mercedes vein drilling results are attached in Table 5.

At Rey de Oro, six core holes were completed to test down-dip extensions of gold-silver mineralization encountered during previous reverse circulation drilling.  Zones of silicification and stockwork veining ranging in width from 10.0 to 70.0 metres were intersected in all six holes, with all assays currently pending.

The grades and widths of mineralization at Klondike suggest a significant portion of the ore shoot may be amenable to open pit development.  The drilling at Mercedes has also confirmed that the high-grade Corona de Oro shoot is still open both at depth and to the northwest along strike. Core drilling is continuing with three rigs on the northwest extension of the Mercedes vein.

Additional Exploration Update

Yamana will provide a more extensive regional update on its significant exploration activities and progress including continuing advancements at Pilar de Goias and Pau-au-Pique in Brazil.

Qualified Persons

Evandro Cintra, P.Geo., Vice President, Exploration of Yamana Gold Inc., has supervised the exploration on the Gualcamayo project and has reviewed and approved the contents of this press release and serves as the ”Qualified Person” as defined by National Instrument 43-101.

Charles Robbins, P.Geo, a Senior Project Geologist of Meridian Gold, has supervised the preparation of the El Peñón technical data contained within this release and serves as the “Qualified Person” as defined by National Instrument 43-101.

Mark Hawksworth, P. Geo., a Senior Project Geologist of Meridian Gold, has supervised the preparation of the Mercedes Project technical data contained within this release and serves as the “Qualified Person” as defined by National Instrument 43-101.

Quality Assurance and Quality Control

Assaying for Yamana’s exploration programs in Brazil was carried out by SGS-Geosol, an ISO 9001, 2000 laboratory based in Belo Horizonte, and ACME laboratory in Goiania using fire assay on 50 gram pulps. An industry standard QA/QC program is active on all sites. Security is maintained at the core logging and sampling facilities.

Assaying for Yamana’s exploration in Argentina was completed in accordance with industry standards.  Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis.  Check assays were submitted to ALS Chemex in Santiago Chile, an ISO-9001:2000 certified lab. Accuracy and precision of results is tested through the systematic inclusion of standards, blanks and check assays.

Assaying for Meridian’s exploration at El Penon was completed in accordance with industry standards.  Samples were submitted to Acme Laboratories in Santiago, Chile for fire assay.  Accuracy and precision of results is teste through a systematic inclusion of standards, blanks and check assays.

Assaying for Meridian’s exploration at Mercedes was completed in accordance with industry standards.  Samples were submitted to ALS Chemex Laboratories in Hermosillo, Sonora, Mexico for sample preparation and sample pulps are then forwarded to ALS Chemex Laboratories in Vancouver, B.C. for fire assay.  Accuracy and precision of results is tested through a systematic inclusion of standards, blanks and check assays.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Pending completion of the Meridian Gold transaction, the company’s portfolio will also include mines and properties in Chile, Mexico and the United States.  Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

Jodi Peake Vice President, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Krista Muhr Sr. Manager, Investor Relations 1-800-572-4519 Email: krista.muhr@meridiangold.com

IMPORTANT NOTICE:  This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission  Registration Statements on Form F-10 as well as a Schedule TO tender offer statement, both of which include the offer and take-over bid circular relating to the Meridian offer as amended by notices of variation and extension. A notice of extension and subsequent offering period will be mailed to Meridian shareholders and filed with Canadian and US securities regulatory authorities shortly.  Investors and security holders are urged to read the Registration Statements, the offer and take-over bid circular, the notices of variation and extension and notice of extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notices of variation and extension, the notice of extension, the notice of extension and subsequent offering period and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, notices of variation and extension, the notice of extension, the notice of extension and subsequent offering period and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, prices for sulphiric acid and currency exchange rates, changes in project parametres, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, availability of a local market for the sale of sulphiric acid, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 1 – Gualcamayo drilling results

Hole	Area	From	To	Interval (*)	Gold grade
		(m)	(m)	(m)	g/t Au
QD-445	Lower QDD	19.15	26.4	7.3	0.95
		86.55	95	8.5	0.51
		270.94	457.1	186.2	2.07
		including 325.4	347	21.6	5.55
		including 388.4	394.4	6	5.22
QD-447	Lower QDD	17.15	189.47	172.3	0.63
		including 62.74	70.6	7.9	1.75
QD-450	Lower QDD	6	11.61	5.66	1.53
		23.7	51.1	27.45	1.62
		including 38.40	51.1	12.7	2.7
		314.5	322.5	8	0.58
		360.7	366.9	6.25	0.79
		406.4	409.45	3.1	0.55
		465.3	469	3.7	2.97
QD-456	Lower QDD	17.7	19.75	2.05	0.87
		34.3	56.35	22.05	2.2
		including 39.30	41.3	2	5.37
		including 49.30	51.3	2	5.64
		207.5	212.97	5.49	3.59
		229	230.75	1.75	0.67
QD-463	Lower QDD	2.7	9.9	7.23	0.51
		17.5	21.27	3.76	0.43
		25.3	42.76	17.49	0.65
		including 29.27	31.56	2.29	1.5
		including 38.86	40.8	1.94	1.34
		103.4	104.65	1.25	3.77
		119.3	147.2	27.9	2.61
		including 121.35	126.8	5.45	2.7
		including 136.60	138.1	1.5	16.15
QD-443	Target 3D	25.4	26.66	1.3	0.63
		34.45	36.2	1.8	2.89
		61.65	62.8	1.2	3.45
		117.2	119.2	2	0.74
QD-446	Target 3D	14.68	16.5	1.8	2.57
		60.54	67.13	6.6	1.18
		129.17	136.25	7.1	0.62
		173.7	178.9	5.2	1.15
		207.9	208.8	0.9	0.82
QD-448	Target 3D	274.4	276.16	1.81	0.7

Hole	Area	From	To	Interval (*)	Gold grade
		282	300	18	0.98
		including 285.95	287.9	1.95	1.17
		including 293.65	295.6	1.95	2.19
QDR-451	Target 3D	136	138	2	1.03
		204	234	30	0.41
		246	250	4	1.13
		274	282	8	0.68
		372	374	2	1.08
QDR-452	Target 3D	180	196	16	1.00
		including 184	196	12	1.21
		286	296	10	2.34
		316	326	10	1.07
		366	374	8	0.41
QDR-453	Target 3D	144	146	2	0.84
		168	172	4	0.61
		182	188	6	1.82
		226	228	2	2
QD-455	Target 3D	5.6	7.3	1.7	0.76
		61	67.1	6.15	1.02
		including 60.95	63.9	2.95	1.79
		159.8	161.6	1.8	9.32
		173.7	190.62	16.92	3.35
		including 173.70	174.86	1.16	3.07
		including 177.92	181.5	3.58	8.74
		including 184.30	190.62	6.32	3.34
QD-466	Lower QDD	426.37 including 451.45	500.65 480.15	74.30 28.70	2.12 4.55
QD-473	Lower QDD (tunnel)	22.58 including 43.25	147.50 102.75	124.92 59.5	2.25 3.57
QDR-459	Magdalena	51	53.8	2.79	0.83
	(Infill)	63.8	66.1	2.26	2.52
		73.0	117.45	44.45	2.44
		including 73.0	74.32	1.32	7.02
		including 96.9	98.74	1.84	6.68
		including 115.2	117.45	2.22	17.1

(i) True width is set to be determined pending further determination of the configuration of the ore body.

Table 2 ─ Canavieiras drilling results

Hole	Area	From	To	True Width	Gold Grade
		(m)	(m)	(m)	g/t Au
CAN 129	Canavieiras	526.00	529.6	1.3	4.58
		586.00	599.92	4.9	3.74
		614.66	630.48	5.5	6.15
CAN 130	Canavieiras	673.32	698.8	9.7	4.59
	including	673.32	684.6	4.3	8.36
		736.99	740.49	1.3	10.98
CAN 131A	Canavieiras	432.00	442.00	3.9	2.32
		447.69	456.00	3.2	5.51
		464.00	475.58	4.5	2.86
CAN 132	Canavieiras	434.36	437.02	1.0	6.57
		444.4	454.2	3.5	8.45
	including	444.4	451.93	2.7	10.20
CAN134	Canavieiras	189.74	190.73	0.8	3.16
		270.75	271.9	0.9	3.17
		323.19	326.15	2.2	4.54
		330.7	332.89	1.7	7.70
		391.72	398.74	5.3	2.63
	including	391.72	393.25	1.2	9.69
CAN 135	Canavieiras	376.20	377.20	0.8	3.31
		566.25	569.98	2.9	2.38
CAN 136	Canavieiras	314.97	316.39	1.2	2.94
		334.63	335.29	0.6	2.56
		454.37	455.6	1.1	2.20
		469.32	473.03	3.2	10.31
	including	508.09	509.31	1.1	9.70
		508.09	512.66	4.0	2.84

Hole	Area	From	To	True Width	Gold Grade
CAN 138	Canavieiras	415.29	419.47	3.8	2.97
		422.88	424.3	1.3	16.01
		471.86	485.9	12.9	5.91
	including	479.13	485.9	6.2	10.98
		503.00	505.47	2.3	12.25
CAN 140	Canavieiras	509.06	523.01	10.9	3.48
		542.32	548.88	5.1	4.63
		559.56	566.8	5.6	4.76
		573.23	580.85	5.9	5.47
CAN 141	Canavieiras	330.53	336.09	5.0	2.47
		339.60	342.05	2.2	3.15
	including	371.26	372.67	1.3	8.92
		365.88	372.67	6.1	2.19
		388.80	391.40	2.3	2.19
CAN 142	Canavieiras	347.36	351.62	3.9	8.21
		354.98	357.87	2.6	9.29
		388.08	391.50	3.1	3.38
		401.19	415.05	12.6	3.19
	including	401.19	406.42	4.8	7.16
CAN 143	Canavieiras	384.8	385.63	0.8	2.59
		416.87	429.14	11.4	2.82
	including	419.89	429.14	8.6	3.47
CAN 144	Canavieiras	446.89	450.48	3.4	3.56
		456.75	463.49	6.5	3.01
		487.26	495.70	8.1	3.52
		508.26	517.27	8.6	3.87
CAN 145	Canavieiras	437.5	451.57	9.6	2.32
		463.32	476.77	9.1	3.21

Table 3 – Bonanza vein drilling results

Hole	From	To	Hz. Width	Au	Ag	Aueq
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)

SAE0013	300	303	1.62	0.44	46.5	1.29
SAE0018	373	374	0.52	36.60	112.0	38.64
SAE0019	347	349	1.13	5.80	204.1	9.51
SAE0020	289	290	0.56	0.29	16.3	0.59
SBE0001	319	321	1.19	0.42	5.5	0.52
SBE0002	405	407	1.13	0.45	7.7	0.59
SBE0004	403	405	0.97	3.72	100.9	5.55
SBE0006	442	443	0.47	14.30	181.0	17.59
SBE0007	342	344	1.00	4.65	90.6	6.30
SBE0009	398	405	3.62	15.02	116.8	17.14
SBE0010	376	383	2.95	210.81	411.1	218.28
SBE0012	449	450	0.39	5.70	253.0	10.30
SBE0013	357	361	1.94	39.41	230.2	43.60
SBE0014	396	402	2.64	16.40	265.2	21.22
SBE0015	373	375	0.91	3.48	67.7	4.71
SBE0017	421	446	10.11	21.19	127.4	23.51

*HZ = Horizontal width

Table 4 – Klondike vein drilling results The following information is presented using a gold equivalent[1] cutoff grades of 0.5 and 2.0 grams per tonne:

Hole		Cutoff	From	To	True Width	Au	Ag
		(g/t AuEq)	(m)	(m)	(m)	g/t	g/t
K07-030		0.5	240.20	249.26	6.00	1.01	29.0
K07-030	With	2.0	240.20	242.71	1.66	2.29	56.0
K07-031		0.5	111.30	114.35	2.70	2.75	18.0
K07-031	With	2.0	111.30	114.35	2.70	2.75	18.0
K07-032		0.5	105.20	112.78	5.40	0.83	18.0
K07-032	and	0.5	133.50	140.66	6.30	1.48	28.7
K07-032	With	2.0	137.16	140.21	2.68	2.60	34.0
K07-033		0.5	129.56	147.80	12.50	1.24	18.0
K07-033	With	2.0	141.40	143.45	1.40	6.20	28.7
K07-033	and	0.5	160.04	167.54	5.14	0.58	43.9
K07-034		0.5	128.02	164.16	24.00	1.20	23.7
K07-034	With	2.0	149.35	150.88	1.02	3.79	24.0
K07-034	and	2.0	155.45	158.50	2.02	2.05	19.5
K07-034	and	2.0	161.54	163.44	1.26	4.57	69.6
K07-035		0.5	228.60	237.20	6.02	14.99	38.8
K07-035	With	2.0	231.00	231.65	0.46	189.00	140.0
K07-036		0.5	239.00	242.60	2.55	4.21	37.0
K07-036	With	2.0	241.05	242.60	1.10	9.26	54.0
K07-037			NSV
K07-038		0.5	178.30	195.07	15.50	0.58	16.9
K07-038	With	2.0	187.24	187.85	0.56	2.07	23.0
K07-039		0.5	240.00	245.36	4.10	0.83	6.4
K07-040		0.5	53.42	58.86	4.08	1.50	21.7
K07-040	With	2.0	53.42	54.60	0.89	4.69	52.0
K07-041		0.5	44.55	49.81	4.30	4.03	10.6
K07-041	With	2.0	45.50	49.81	3.52	4.69	11.6
K07-042		0.5	81.57	86.70	4.90	6.38	14.8
K07-042	With	2.0	82.30	86.70	4.20	7.34	15.9
K07-043		0.5	137.16	139.50	1.82	2.33	11.4
K07-043	With	2.0	137.16	139.50	1.82	2.33	11.4
K07-043		0.5	145.10	215.86	55.07	3.88	31.5

K07-043	With	2.0	145.10	161.54	12.80	3.48	15.0
K07-043	And	2.0	165.36	177.48	9.60	12.88	45.4
K07-044		0.5	225.55	239.65	11.00	3.08	59.5
K07-044	With	2.0	234.70	238.50	3.00	10.02	107.6
K07-045		2.0	228.86	230.64	1.20	4.34	55.3
K07-046		0.5	117.28	131.06	12.80	0.61	28.8
K07-047			NSV
K07-048		0.5	47.93	57.91	4.20	0.58	30.5
K07-048	and	0.5	60.50	64.01	1.40	2.50	80.1
K07-049		0.5	31.32	40.82	7.60	0.75	18.3
K07-049	and	0.5	51.82	55.68	3.10	1.24	9.8
K07-050		Pending
K07-051		0.5	47.25	98.04	44.70	1.24	15.5
K07-051	With	2.0	48.77	51.82	2.68	4.97	8.1
K07-051	and	2.0	93.93	96.64	2.39	7.28	57.7

[2] Gold equivalent grade calculated using a ratio of 150 Ag : 1 Au

Table 5 – Mercedes drilling results The following information is presented using a gold equivalent[3] cutoff grades of 2.0 grams per tonne:

Hole		Cutoff	From	To	True Width	Au	Ag
		(g/t AuEq)	(m)	(m)	(m)	g/t	g/t
M07-127	NSV	-	-	-	-	-	-
M07-128	NSV	-	-	-	-	-	-
M07-129		2.00	110.00	111.56	1.10	21.90	12.00
M07-129	and	2.00	413.90	416.08	1.60	6.14	62.70
M07-129	and	2.00	431.60	433.10	1.10	15.10	49.00
M07-129	and	2.00	459.03	462.08	1.75	6.52	17.90
M07-129	and	2.00	466.30	469.60	1.89	2.81	26.40
M07-129	and	2.00	475.79	477.32	0.88	6.98	59.00
M07-130		2.00	447.33	473.70	10.20	5.52	7.99
M07-131	NSV
M07-132	NSV
M07-133	NSV
M07-134		2.00	289.00	290.50	1.10	15.89	48.50
M07-135	NSV
M07-136		2.00	384.70	389.30	2.50	6.93	40.87

[1]Gold equivalent grade calculated using a ration of 150 Ag: 1 Au

Figure 1 – Location of exploration Target 3D in Gualcamayo Resource Area

Figure 2 – Location of QDD Lower West target in Gualcamayo

7307300N
7307200N
7307100N
7307000N
7306900N
7306800N
7306700N
7306600N
7306500N
2000m
1900m
1800m
1700m
1600m
1500m
New Release
Pending
Previously Released
Volcanics
Rhyolite
Volcanics
> 6 gram-meters
> 20 gram-meters
> 50 gram-meters
Grade x Horizontal Thickness
OPEN
OPEN
SBE0001
SBE0007
SBE0013
SBE0015
SAE0018
SBE0010
SBE0004
SBE0019
SBE0017
SBE0012
SBE0002
SBE0006
SAE0012
SBE0014
SAE0010
SBE0009
SAE0008
SBE0016
SBE0018
SAE0006
SAE0014
SAE0019
SAE0009
SAE0005
SAE0013
SAE0020
SAE0021
SPA0124
BONANZA VEIN
GRADE X THICKNESS
LONG SECTION

Figure 3 – Bonanza vein

MERCEDES PROJECT
KLONDIKE MAIN SHOOT
GRADE/THICKNESS LONG SECTION
LOOKING N25°E
SONORA, MEXICO
11 October, 2007
K-G-T-LX
LEGEND
50 Grade x True Thickness @ 0.5g/t AuEq. Cutoff
*(AuEq. = Au + Ag/150)
Drill Hole Pierce Point
K-1 Drill Hole Number
New Drill Hole (assays pending)
> 6 gram-meters
> 20 gram-meters
> 50 gram-meters
0
60m
Scale in Meters
1300m
1200m
1100m
1000m
11350
11290
11230
11170
11110
11050
10990
10930
10870
Post Mineral Cover
Partially Stoped
Open
Partially Stoped
Partially Stoped
100 Level
170 Level
210 Level
260 Level
350 Level
OPEN
OPEN
K-50
K-47
7 K-48
7 K-49
48 K-16
3 K-18
32 K-42
18 K-41
162 K-24
53 K-20
106 K-15
60 K-51
26 K-14
6 K-2
8 K-31
38 K-17
8 K-19
7 K-11
7 K-40
144 K-6
66 K-27
102 K-3
11 K-32
8 K-1
8 K-26
62 K-4
0 K-9
25 K-8
35 K-22
2 K-21
225 K-43
33 K-34
17 K-33
27 K-29
7 K-23
10 K-46
11 K-38
37 K-28
35 K-7
2 K-5
0 K-10
5 K-25
38 K-44
4 K-39
92 K-35
11 K-36
6 K-45
7 K-30

Figure 4 – Klondike Vein